

00000000764905700509550426202020

 **AMERIS BANK**

PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$1,096,200.00	04-26-2020	04-26-2022	7649057005	4A / A0	2762892	18403	

References in the boxes above are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "****" has been omitted due to text length limitations.

Borrower: ONEUP INNOVATIONS INC
2745 BANKERS INDUSTRIAL DR
ATLANTA, GA 30360

Lender: Ameris Bank
SBA PPP
1201 W. Peachtree St. NW
Suite 3150
Atlanta, GA 30309

Principal Amount: $1,096,200.00   **Interest Rate: 1.000%**   **Date of Note: April 26, 2020**

PROMISE TO PAY. ONEUP INNOVATIONS INC ("Borrower") promises to pay to Ameris Bank ("Lender"), or order, in lawful money of the United States of America, the principal amount of One Million Ninety-six Thousand Two Hundred & 00/100 Dollars ($1,096,200.00), together with interest on the unpaid principal balance from April 26, 2020, calculated as described in the "INTEREST CALCULATION METHOD" paragraph using an interest rate of 1.000% per annum, until paid in full. The interest rate may change under the terms and conditions of the "INTEREST AFTER DEFAULT" section.

PAYMENT. Borrower will pay this loan in 18 payments of $61,690.83 each payment. Borrower's first payment is due November 26, 2020, and all subsequent payments are due on the same day of each month after that. Borrower's final payment will be due on April 26, 2022, and will be for all principal and all accrued interest not yet paid. Payments include principal and interest. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; and then to principal. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. All payments must be made in U.S. dollars and must be received by Lender consistent with any written payment instructions provided by Lender. If a payment is made consistent with Lender's payment instructions but received after 5:00 PM EST, Lender will credit Borrower's payment on the next business day.

PPP TERMS AND CONDITIONS. Borrower agrees that the loan evidenced by the Note is being made in accordance with the rules and regulations of the Small Business Administration (the "SBA") and its Paycheck Protection Program ("PPP"), as implemented by the SBA's interim final regulations, RIN 3245-AH34 (the "PPP Regulations"). Notwithstanding anything to the contrary herein, Borrower (a) agrees that this Note shall be interpreted and construed to be consistent with the PPP Regulations and (b) authorizes Lender to unilaterally amend any provision of this Note to the extent required to comply with the PPP Regulations. In the instance of any inconsistency between the terms of the Note and these PPP Terms and Conditions, the terms of these PPP Terms and Conditions shall control.

LOAN FORGIVENESS. The principal and accrued interest due and owing under the Note may be partially or completely forgiven in accordance with the requirements of the PPP Regulations, which require submission of adequate supporting documentation to Lender or holder concerning the application of Note proceeds to specified employee salaries and permissible Borrower costs. Borrower acknowledges and agrees that any such forgiveness is specifically conditioned on Borrower's compliance with the forgiveness requirements of the PPP Regulations, including receipt of approval by Lender from the SBA of any amount requested to be forgiven, and until the request for loan forgiveness is approved by the SBA, Borrower shall remain obligated for the repayment of all amounts due and owing under the Note. Borrower acknowledges that the denial of forgiveness with respect to any portion of the principal or interest on the Note by the SBA shall result in Borrower remaining obligated to repay such amounts as provided in the Note. Upon forgiveness by the SBA of some or all of the amounts due under the Note, Lender or holder shall recalculate any remaining amounts of principal and interest due and owing under the Note, and shall provide Borrower with a revised monthly payment to repay such amounts, plus any fees and charges, in substantially equal payments of principal and interest by the final payment date as stated in the Note.

PAYMENT DEFERRAL. The payment of principal and interest under the Note shall be deferred for a period of 6 months commencing on the date of the Note and ending 6 calendar months thereafter. Borrower acknowledges and agrees that during this 6-month deferral period the interest rate stated in the Promise to Pay provision in the Note shall continue to be calculated and shall accrue on the then outstanding principal due on the Note. At the end of the 6-month deferral period this accrued but unpaid interest will be included as part of the monthly payments stated in the Payment provision of the Note, and will be due and owing by the Borrower unless forgiven in accordance with the terms of the PPP Regulations.

INTEREST CALCULATION METHOD. Interest on this Note is computed on a 365/365 simple interest basis; that is, by applying the ratio of the interest rate over the number of days in a year (365 for all years, including leap years), multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. All interest payable under this Note is computed using this method.

PREPAYMENT. Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, early payments will reduce the principal balance due and may result in Borrower's making fewer payments. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. **All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: Ameris Bank, 1201 W. Peachtree St. NW, Suite 3150 Atlanta, GA 30309.**

INTEREST AFTER DEFAULT. Upon default, at Lender's option, and if permitted by applicable law, Lender may add any unpaid accrued interest to principal and such sum will bear interest therefrom until paid at the rate provided in this Note. Upon default, the total sum due under this Note will continue to accrue interest at the interest rate under this Note.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Default in Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the related documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note.

Change In Ownership. Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance under this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

EXPENSES. If any part of the loan is collected by or with any assistance from or consultation with an attorney at law, Borrower shall pay to Lender as Lender's permissible fees, fifteen percent (15%) of such amount collected. Whether or not any court action is involved, and to the extent not prohibited by law, all permissible fees and all reasonable expenses Lender incurs that in Lender's opinion are necessary at any time for the protection of its interest or the enforcement of its rights shall become a part of the loan payable on demand and shall bear interest at the Note rate from the date of the expenditure until repaid. Expenses covered by this paragraph include, without limitation, however subject to any limits under applicable law, Lender's expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals, to the extent permitted by applicable law. Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

GOVERNING LAW. This Note will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Georgia without regard to its conflicts of law provisions. This Note has been accepted by Lender in the State of Georgia.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the debt against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

WHEN FEDERAL LAW APPLIES. When SBA is the holder, this Note will be interpreted and enforced under Federal law, including SBA regulations. Lender or SBA may use state or local procedures for filing papers, recording documents, giving notice, foreclosing liens, and other purposes. By using such procedures, SBA does not waive any Federal immunity from state or local control, penalty, tax, or liability. As to this Note, Borrower may not claim or assert against SBA any local or state law to deny any obligation, defeat any claim of SBA, or preempt federal law.

ADDITIONAL AGREEMENTS. The Borrower acknowledges and agrees to the following: (a) If Borrower defaults on this loan, SBA may be required to pay Lender under the terms of SBA guarantee, and the SBA may then seek recovery on the loan (to the extent any balance remains after loan forgiveness); (b) Borrower will keep books and records in a manner satisfactory to Lender, furnish financial statements as requested by Lender, and allow Lender and SBA to inspect and audit books, records and papers relating to Borrower's financial or business condition; and (c) Borrower will not, without Lender's consent, change its ownership structure, any distribution of company assets that would adversely affect its financial condition, or transfer (including pledging) or dispose of any assets, except in the ordinary course of business.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

GENERAL PROVISIONS. If any part of this Note cannot be enforced, this fact will not affect the rest of the Note. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties waive any right to require Lender to take action against any other party who signs this Note as provided in O.C.G.A. Section 10-7-24 and agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

THIS NOTE IS GIVEN UNDER SEAL AND IT IS INTENDED THAT THIS NOTE IS AND SHALL CONSTITUTE AND HAVE THE EFFECT OF A SEALED INSTRUMENT ACCORDING TO LAW.

BORROWER:

ONEUP INNOVATIONS INC

By: _____ LOUIS F. FREIDMAN _____ (Seal)
eSigned by eLynx: 2020-04-27 08:48:18 EDT
010810-131203047-131203049
LOUIS F. FREIDMAN, CEO of ONEUP INNOVATIONS INC